Filing by Wells Fargo Funds Trust pursuant to Rule 425 under the Securities Act of 1933 and deemed filed under Rule 14a-12(b) under the Securities Exchange Act of 1934. Subject company: Evergreen Equity Trust (SEC File Nos. 333-37453); Evergreen Fixed Income Trust (SEC File Nos. 333-37443); Evergreen International Trust (SEC File Nos. 333-42195); Evergreen Money Market Trust (333-42181); Evergreen Municipal Trust (SEC File Nos. 333-36033); Evergreen Select Equity Trust (SEC File Nos. 333-36047); Evergreen Select Fixed Income Trust (SEC File Nos. 333-36019); Evergreen Select Money Market Trust (333-37227); Evergreen Variable Annuity Trust (SEC File Nos. 333-83100(b)); Wells Fargo Funds Trust (SEC File Nos. 333-74295); Wells Fargo Variable Funds Trust (SEC File Nos. 333-74283)

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Product Alert

INTEGRATION UPDATE

June 8, 2010

Wells Fargo Advantage and Evergreen Funds Shareholders Approve Mergers/Reorganization of 35 Funds

On June 8, 2010, shareholders of 35 Evergreen and Wells Fargo Advantage Funds® approved the merger or reorganization of their Funds into acquiring Wells Fargo Advantage Funds, bringing the combination of the two Fund families closer to completion. The mergers and reorganizations are expected to occur in July 2010.

As we previously announced on May 20, 2010, the shareholder meeting for five Funds has been adjourned until June 18, 2010, to provide shareholders with additional time to consider some new portfolio management appointments. In addition, the shareholder meeting for certain other Funds has been adjourned until June 18, 2010, or June 21, 2010, because, as of June 8, 2010, we had not yet received shareholder votes representing 50% of the outstanding shares of the Funds, a requirement to pass the proposals. Given the number of Funds involved in the Fund family integration, this scenario was anticipated and planned for. The vast majority of votes received to date have been favorable. Shareholder proxies for the remaining Funds will continue to be solicited and accepted until the next meeting dates.

Questions and Answers About the Shareholder Meeting Results

The following questions and answers are intended for shareholders and investment professionals who have questions about the shareholder meeting results.

Which mergers and reorganizations were approved by shareholders on June 8, 2010?

Shareholders of the following Funds approved the merger or reorganization of their target Fund (as indicated in the table below) into an acquiring Wells Fargo Advantage Fund. In each merger or reorganization, the target Fund will transfer all of its assets and liabilities to a corresponding acquiring Fund in exchange for shares of the same or a comparable class of the acquiring Fund.

Fund Mergers/Reorganizations Approved by Shareholders

Target (Merging/Reorganizing) Funds	Acquiring Fund (or new Wells Fargo Advantage Fund)	Acquiring Fund Portfolio Managers	Anticipated Effective Date (Close of Business)
Evergreen California Municipal Bond Fund	Wells Fargo Advantage California Tax-Free Fund	Stephen Galiani Adrian Van Poppel Wells Capital Management	July 9, 2010
Evergreen Disciplined Value Fund Wells Fargo Advantage U.S. Value Fund	Wells Fargo Advantage Disciplined Value Fund	Bill Zieff Wells Capital Management	July 16, 2010
Evergreen Enhanced S&P 500® Fund	Wells Fargo Advantage Disciplined U.S. Core Fund	Bill Zieff Wells Capital Management	July 16, 2010
Evergreen Equity Income Fund Wells Fargo Advantage Specialized Financial Services Fund	Wells Fargo Advantage Classic Value Fund	Walter McCormick Gary Mishuris Wells Capital Management	July 16, 2010
Evergreen Fundamental Mid Cap Value Fund	Wells Fargo Advantage Mid Cap Disciplined Fund[1]	Jim Tringas Bryant VanCronkhite Wells Capital Management	July 16, 2010
Evergreen Golden Large Cap Core Fund	Wells Fargo Advantage Large Cap Core Fund	Jeff Moser Golden Capital Management	July 16, 2010
Evergreen Growth Fund	Wells Fargo Advantage Traditional Small Cap Growth Fund	Jeff Drummond Linda Freeman Paul Carder Jeffrey Harrison Edward Rick Wells Capital Management	July 16, 2010
Evergreen High Income Fund	Wells Fargo Advantage High Yield Bond Fund	Niklas Nordenfelt Philip Susser Wells Capital Management	July 9, 2010
Evergreen High Income Municipal Bond Fund Evergreen Municipal Bond Fund	Wells Fargo Advantage Municipal Bond Fund	Lyle Fitterer Robert Miller Wells Capital Management	July 9, 2010
Evergreen Institutional Municipal Money Market Fund	Wells Fargo Advantage Municipal Cash Management Money Market Fund	David Sylvester James Randazzo Wells Capital Management	July 9, 2010
Evergreen Intermediate Municipal Bond Fund	Wells Fargo Advantage Intermediate Tax/AMT-Free Fund	Lyle Fitterer Robert Miller Wells Capital Management	July 9, 2010
Evergreen International Bond Fund	Wells Fargo Advantage International Bond Fund	Anthony Norris Peter Wilson Michael Lee Alex Perrin First International Advisors	July 9, 2010
Evergreen International Equity Fund	Wells Fargo Advantage International Core Fund[2]	Francis Claró Wells Capital Management	July 16, 2010
Evergreen Intrinsic Value Fund	Wells Fargo Advantage Intrinsic Value Fund	Howard Gleicher Gary Lisenbee David Graham Jeffrey Peck Metropolitan West Capital Management	July 16, 2010
Evergreen North Carolina Municipal Bond Fund	Wells Fargo Advantage North Carolina Tax-Free Fund	Robert Miller Wells Capital Management	July 9, 2010
Evergreen Pennsylvania Municipal Bond Fund	Wells Fargo Advantage Pennsylvania Tax-Free Fund	Robert Miller Wells Capital Management	July 9, 2010
Evergreen Short-Intermediate Municipal Bond Fund	Wells Fargo Advantage Short-Term Municipal Bond Fund	Lyle Fitterer Wendy Casetta Wells Capital Management	July 9, 2010
Evergreen Small Cap Value Fund	Wells Fargo Advantage Special Small Cap Value Fund	Jim Tringas Wells Capital Management	July 16, 2010
Evergreen Small-Mid Growth Fund	Wells Fargo Advantage Growth Opportunities Fund	Cam Philpott Stuart Roberts Wells Capital Management	July 16, 2010
Evergreen Strategic Growth Fund	Wells Fargo Advantage Strategic Large Cap Growth Fund	Shannon Reid David Chow Jay Zelko Wells Capital Management	July 16, 2010
Evergreen Treasury Money Market Fund	Wells Fargo Advantage Treasury Plus Money Market Fund	David Sylvester Wells Capital Management	July 9, 2010
Evergreen VA Core Bond Fund	Wells Fargo Advantage VT Total Return Bond Fund	Troy Ludgood Thomas O'Connor Wells Capital Management	July 16, 2010
Evergreen VA Fundamental Large Cap Fund Wells Fargo Advantage VT Large Company Core Fund	Wells Fargo Advantage VT Core Equity Fund	Walter McCormick Emory Sanders Wells Capital Management	July 16, 2010
Evergreen VA Growth Fund	Wells Fargo Advantage VT Small Cap Growth Fund	Cam Philpott Stuart Roberts Wells Capital Management	July 16, 2010
Evergreen VA International Equity Fund	Wells Fargo Advantage VT International Core Fund[3]	Francis Claró Wells Capital Management	July 16, 2010
Evergreen VA Special Values Fund	Wells Fargo Advantage VT Small Cap Value Fund[4]	I. Charles Rinaldi Wells Capital Management	July 16, 2010
Wells Fargo Advantage Aggressive Allocation Fund	Wells Fargo Advantage Growth Balanced Fund	Multiple subadvisors	July 16, 2010
Wells Fargo Advantage Growth Equity Fund	Wells Fargo Advantage Diversified Equity Fund	Multiple subadvisors	July 16, 2010
Wells Fargo Advantage Stable Income Fund	Wells Fargo Advantage Ultra Short-Term Income Fund	Jay Mueller D. James Newton II Tom Price Wells Capital Management	July 9, 2010
Wells Fargo Advantage VT C&B Large Cap Value Fund Wells Fargo Advantage VT Equity Income Fund	Wells Fargo Advantage VT Intrinsic Value Fund	Howard Gleicher Gary Lisenbee David Graham Jeffrey Peck Metropolitan West Capital Management	July 16, 2010

The Wells Fargo Advantage Mid Cap Disciplined Fund will be renamed the Wells Fargo Advantage Special Mid Cap Value Fund following the merger and is expected to make certain changes to its principal investments at that time.

The Wells Fargo Advantage International Core Fund will be renamed the Wells Fargo Advantage International Equity Fund following the merger and is expected to make certain changes to its principal investments at that time.

The Wells Fargo Advantage VT International Core Fund will be renamed the Wells Fargo Advantage VT International Equity Fund following the merger and is expected to make certain changes to its principal investments at that time.

The former Wells Fargo Advantage VT Small/Mid Cap Value Fund was renamed the Wells Fargo Advantage VT Small Cap Value Fund on May 1, 2010, and made certain changes to its investment objective and strategies at that time.

For which Funds are we still seeking shareholder approval of a proposed merger or reorganization?

Fund Mergers/Reorganizations Subject to Shareholder Approval

Target (Merging/Reorganizing) Funds	Acquiring Fund (or new Wells Fargo Advantage Fund)	Acquiring Fund Portfolio Managers	Anticipated Effective Date (Close of Business)
Evergreen Adjustable Rate Fund	Wells Fargo Advantage Adjustable Rate Government Fund	Richard Applebach Christopher Y. Kauffman Wells Capital Management	July 9, 2010
Evergreen Asset Allocation Fund	Wells Fargo Advantage Asset Allocation Fund	Ben Inker, GMO	July 16, 2010
Evergreen California Municipal Money Market Fund	Wells Fargo Advantage California Municipal Money Market Fund	David Sylvester James Randazzo Wells Capital Management	July 9, 2010
Evergreen Diversified Capital Builder Fund	Wells Fargo Advantage Diversified Capital Builder Fund	Margie Patel Wells Capital Management	July 9, 2010
Evergreen Diversified Income Builder Fund	Wells Fargo Advantage Diversified Income Builder Fund	Margie Patel Wells Capital Management	July 9, 2010
Evergreen Emerging Markets Growth Fund Wells Fargo Advantage Emerging Markets Equity Fund	Wells Fargo Advantage Emerging Markets Equity Fund	Jerry Zhang Wells Capital Management	July 16, 2010
Evergreen Equity Index Fund	Wells Fargo Advantage Index Fund	Bill Zieff Wells Capital Management	July 16, 2010
Evergreen Fundamental Large Cap Fund	Wells Fargo Advantage Core Equity Fund	Walter McCormick Emory Sanders Wells Capital Management	July 16, 2010
Evergreen Global Large Cap Equity Fund	Wells Fargo Advantage Disciplined Global Equity Fund	Bill Zieff Wells Capital Management	July 16, 2010
Evergreen Global Opportunities Fund	Wells Fargo Advantage Global Opportunities Fund	Francis Claró Jim Tringas Wells Capital Management	July 16, 2010
Evergreen Golden Core Opportunities Fund	Wells Fargo Advantage Small/Mid Cap Core Fund	John Campbell Golden Capital Management	July 16, 2010
Evergreen Health Care Fund	Wells Fargo Advantage Health Care Fund	Robert Junkin Wells Capital Management	July 16, 2010
Evergreen Institutional Money Market Fund Evergreen Prime Cash Management Money Market Fund	Wells Fargo Advantage Heritage Money Market FundSM	David Sylvester Wells Capital Management	July 9, 2010
Evergreen Institutional 100% Treasury Money Market Fund	Wells Fargo Advantage 100% Treasury Money Market Fund	David Sylvester Wells Capital Management	July 9, 2010
Evergreen Institutional Treasury Money Market Fund	Wells Fargo Advantage Treasury Plus Money Market Fund	David Sylvester Wells Capital Management	July 9, 2010
Evergreen Institutional U.S. Government Money Market Fund Evergreen U.S. Government Money Market Fund	Wells Fargo Advantage Government Money Market Fund	David Sylvester Wells Capital Management	July 9, 2010
Evergreen Intrinsic World Equity Fund	Wells Fargo Advantage Intrinsic World Equity Fund	Howard Gleicher Gary Lisenbee David Graham Jeffrey Peck Metropolitan West Capital Management	July 16, 2010
Evergreen Large Company Growth Fund Wells Fargo Advantage Large Company Growth Fund	Wells Fargo Advantage Premier Large Company Growth Fund	Thomas Ognar Bruce Olson Joseph Eberhardy Wells Capital Management	July 16, 2010
Evergreen Mid Cap Growth Fund	Wells Fargo Advantage Mid Cap Growth Fund	Cam Philpott Stuart Roberts Wells Capital Management	July 16, 2010
Evergreen Money Market Fund	Wells Fargo Advantage Money Market Fund	David Sylvester Wells Capital Management	July 9, 2010
Evergreen Municipal Money Market Fund	Wells Fargo Advantage Municipal Money Market Fund	David Sylvester James Randazzo Wells Capital Management	July 9, 2010
Evergreen New Jersey Municipal Money Market Fund	Wells Fargo Advantage New Jersey Municipal Money Market Fund	David Sylvester James Randazzo Wells Capital Management	July 9, 2010
Evergreen New York Municipal Money Market Fund	Wells Fargo Advantage New York Municipal Money Market Fund	David Sylvester James Randazzo Wells Capital Management	July 9, 2010
Evergreen Omega Fund	Wells Fargo Advantage Omega Growth Fund	Tom Pence Michael Smith Wells Capital Management	July 16, 2010
Evergreen Pennsylvania Municipal Money Market Fund	Wells Fargo Advantage Pennsylvania Municipal Money Market Fund	David Sylvester James Randazzo Wells Capital Management	July 9, 2010
Evergreen Precious Metals Fund	Wells Fargo Advantage Precious Metals Fund	Michael Bradshaw Wells Capital Management	July 16, 2010
Evergreen Special Values Fund	Wells Fargo Advantage Special Small Cap Value Fund	Jim Tringas Wells Capital Management	July 16, 2010
Evergreen Strategic Municipal Bond Fund	Wells Fargo Advantage Strategic Municipal Bond Fund	Lyle Fitterer Wells Capital Management	July 9, 2010
Evergreen U.S. Government Fund	Wells Fargo Advantage Government Securities Fund	Michael Bray Jay Mueller Wells Capital Management	July 9, 2010
Evergreen Utility and Telecommunications Fund	Wells Fargo Advantage Utility and Telecommunications Fund	Tim O'Brien Crow Point Partners	July 16, 2010
Evergreen VA Omega Fund Wells Fargo Advantage VT Large Company Growth Fund	Wells Fargo Advantage VT Omega Growth Fund	Thomas Pence Michael Smith Wells Capital Management	July 16, 2010
Wells Fargo Advantage Equity Income Fund	Wells Fargo Advantage Disciplined Value Fund	Bill Zieff Wells Capital Management	July 16, 2010
Wells Fargo Advantage Large Cap Appreciation Fund	Wells Fargo Advantage Capital Growth Fund	Tom Pence Michael Harris Wells Capital Management	July 16, 2010
Wells Fargo Advantage Large Company Core Fund	Wells Fargo Advantage Large Cap Core Fund	Jeff Moser Golden Capital Management	July 16, 2010
Wells Fargo Advantage Strategic Income Fund	Wells Fargo Advantage High Income Fund	Tom Price Kevin Maas Michael Schueller Wells Capital Management	July 9, 2010

When will the next shareholder meeting take place for the Evergreen Large Company Growth Fund, the Evergreen Omega Fund, the Evergreen VA Omega Fund, the Wells Fargo Advantage Large Company Growth Fund, and the Wells Fargo Advantage VT Large Company Growth Fund?

The shareholder meeting has been adjourned until June 18, 2010, 9 a.m. Pacific Time, at 525 Market Street, 12th Floor, San Francisco, California.

Why was the shareholder meeting adjourned for these five Funds?

On May 21, 2010, prospectus/proxy supplements were filed with the Securities and Exchange Commission (SEC) reflecting changes to the current portfolio management teams of the Evergreen Funds and proposed portfolio management teams of the Wells Fargo Advantage Funds. To provide shareholders with additional time to consider new portfolio management appointments and the mergers and shell reorganizations for the affected Funds, the Funds adjourned the shareholder meeting until June 18, 2010.

When will the next shareholder meeting take place for the Funds that have not yet reached the 50% voting threshold?

For two of the Funds—the Wells Fargo Advantage Equity Income Fund and the Wells Fargo Advantage Large Cap Appreciation Fund—the shareholder meeting has been adjourned until June 18, 2010, at 9 a.m. Pacific Time. For the remaining Funds listed in the table for question 2, the shareholder meeting has been adjourned until June 21, 2010, at 10 a.m., Pacific Time. Both meetings will be held at 525 Market Street, 12th Floor, San Francisco, California.

Have the Boards of Trustees of Wells Fargo Advantage Funds and the Evergreen Funds approved the proposal to merge or reorganize the Wells Fargo Advantage and Evergreen Funds (including the Funds listed in the table for question 2)?

Yes. The Boards have unanimously agreed that these mergers and reorganizations are in the Fund’s best interests and recommend that shareholders cast favorable votes.

Why have the Boards recommended that shareholders vote in favor of the mergers?

Among the factors the Boards considered in recommending the mergers were the following:

The investment objectives and principal investment strategies of the target and acquiring Funds are similar.

Shareholders will not incur any sales charges or similar transaction charges or bear any direct expenses in connection with the merger.

The combined Funds are expected to have enhanced viability due to a larger asset base, which creates the possibility of achieving economies of scale.

Why have the Boards recommended that shareholders vote in favor of the reorganizations?

The Boards approved the reorganizations of certain Evergreen Funds as newly created Wells Fargo Advantage Funds after a thoughtful and thorough evaluation of each fund family and the investment landscape as a whole, including the following factors:

Asset size

Expenses

Manager tenure and experience

Performance track record

Differentiation of investment style

Addition of product offerings that didn’t exist before in the Wells Fargo Advantage Funds family

The investment process of the Evergreen Funds being reorganized will remain largely unchanged, and the Funds will retain their historical performance records, although fees, expenses, and share class features will be brought more closely in line with those of Wells Fargo Advantage Funds. The addition of these Funds to the Wells Fargo Advantage Funds lineup broadens the overall product range and expands fund choices for investors.

Who is entitled to vote?

Shareholders who owned shares of the Funds on the record date, which is March 10, 2010, and who have the authority to vote their shares have received proxy materials and are encouraged to cast their vote if they have not already done so.

What methods can be used to vote?

Shareholders may vote in the following ways:

By returning the proxy ballot by mail prior to the next shareholder meeting date.

By calling 1-800-499-8519. If available, shareholders should have a copy of their proxy ballot in hand.

By going to www.wellsfargo.com/advantagefundsor www.evergreeninvestments.com and clicking on the “Take a moment to vote your proxy” icon on the homepage. Shareholders will just need the control number printed on their proxy ballot.

Will anyone call shareholders regarding the proxies?

An independent proxy solicitor, The Altman Group, may contact shareholders regarding the proxies.

What if shareholders of a Fund do not approve a merger or reorganization?

If this occurs, the Evergreen Funds and Wells Fargo Advantage Funds Boards of Trustees will determine an appropriate course of action.

When will the mergers and reorganizations take effect?

Upon shareholder approval, the mergers and reorganizations of the money market and fixed-income Funds are expected to become effective after close of business on July 9, 2010. Upon shareholder approval, the mergers and reorganizations of the equity, asset allocation, and variable annuity/variable trust Funds are expected to become effective after close of business on July 16, 2010. For further information about the specific date of a Fund’s merger or reorganization, please refer to the tables on pages 1–6.

Will the meeting adjournments impact the plans to merge the Evergreen and Wells Fargo Advantage Funds?

With the overall size and complexity of the fund family reorganization, and the number of Funds being considered for merger or reorganization, we anticipated and planned for the adjournment of shareholder meetings for certain Funds. We are moving forward with the proxy solicitation process with the goal of obtaining votes of more than 50% of the outstanding shares of each of the remaining Funds.

This is not an offer to sell, nor a solicitation of an offer to buy, shares of any investment company, nor is it a solicitation of any proxy.

Additional information and where to find it

In connection with the proposed transaction, the acquirer has filed a Prospectus/Proxy Statement with the Securities and Exchange Commission (SEC). All shareholders are advised to read this Prospectus/Proxy Statement in its entirety when it becomes available, because it will contain important information regarding the acquirer, the target, the transaction, the persons soliciting proxies in connection with the transaction, and the interests of these persons in the transaction and related matters. The target intends to mail the Prospectus/Proxy Statement to its shareholders once such Prospectus/Proxy Statement is declared effective by the SEC. Shareholders may obtain a free copy of the Prospectus/Proxy Statement when available and other documents filed by the acquirer with the SEC at the SEC’s Web site at http://www.sec.gov. Free copies of the Prospectus/Proxy Statement, once available, may be obtained by directing a request via mail, phone, or e-mail to acquirer, Wells Fargo Advantage Funds, P.O. Box 8266, Boston, MA, 02266-8266, 1-800-222-8222, www.wellsfargo.com/advantagefunds. Free copies of the Prospectus/Proxy Statement, once available, also may be obtained by directing a request via mail or fax to target, Evergreen Funds, 200 Berkeley Street, Boston, MA, 02116-5034, 1-800-343-2898, www.evergreeninvestments.com. In addition to the Prospectus/Proxy Statement, the target and the acquirer file annual and semi-annual reports and other information with the SEC. You may read and copy any reports, statements, or other information filed by the target or the acquirer at the SEC’s public reference rooms at 100 F Street, N.E., Washington, D.C., 20549-0213. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. Filings made with the SEC by either the target or the acquirer are also available to the public from commercial document-retrieval services and at the Web site maintained by the SEC at http://www.sec.gov.

Participants in the solicitation

The acquirer, the target and their respective directors, executive officers, and certain members of their management and other employees may be soliciting proxies from shareholders in favor of the transaction and other related matters. Information concerning persons who may be considered participants in the solicitation of the target’s shareholders under the rules of the SEC will be set forth in the Prospectus/Proxy Statement filed by the acquirer with the SEC in April 2010.

Stock fund values fluctuate in response to the activities of individual companies and general market and economic conditions. Bond fund values fluctuate in response to the financial condition of individual issuers, general market and economic conditions, and changes in interest rates. In general, when interest rates rise, bond fund values fall and investors may lose principal value. Some funds, including nondiversified funds and funds investing in foreign investments, high-yield bonds, small and mid cap stocks, and/or more volatile segments of the economy, entail additional risk and may not be appropriate for all investors. Consult a Fund’s prospectus for additional information on these and other risks. A portion of a municipal fund’s income may be subject to federal, state, and/or local income taxes or the alternative minimum tax (AMT). Any capital gains distributions may be taxable. The U.S. government guarantee applies to certain of the underlying securities and not to shares of the Funds.

An investment in a money market fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in a money market fund.

Carefully consider a fund’s investment objectives, risks, charges, and expenses before investing. For a current prospectus, containing this and other information, visit www.evergreeninvestments.com for Evergreen Funds and www.wellsfargo.com/advantagefunds for Wells Fargo Advantage Funds. Read the prospectus carefully before investing.

The Variable Trust Funds are generally available only through insurance company variable contracts.

Wells Capital Management is a registered investment adviser and wholly owned subsidiary of Wells Fargo Bank, N.A.

Evergreen Investment Management Company, LLC, is a subsidiary of Wells Fargo & Company and is an affiliate of Wells Fargo & Company’s broker/dealer subsidiaries. Evergreen InvestmentsSM is a service mark of Evergreen Investment Management Company, LLC. Wells Fargo Funds Management, LLC, a wholly owned subsidiary of Wells Fargo & Company, provides investment advisory and administrative services for Wells Fargo Advantage Funds. Other affiliates of Wells Fargo & Company provide subadvisory and other services for the Funds. The Evergreen mutual funds and Wells Fargo Advantage Funds are distributed by Wells Fargo Funds Distributor, LLC, Member FINRA/SIPC, an affiliate of Wells Fargo & Company. 123748 06-10

NOT FDIC INSURED  NO BANK GUARANTEE  MAY LOSE VALUE